Via Facsimile and U.S. Mail
Mail Stop 6010

September 7, 2006

Mr. Mark J. Morrison
Chief Financial Officer
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, TX 76102

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
     Filed March 23, 2006
     File No. 001-11252

Dear Mr. Morrison,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief